SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Preliminary Results/Final Results

03.02.2010

Dissemination of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

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Preliminary Results: AIXTRON AG exceeds 2009 guidance with record revenues and profit

Aachen, February 3, 2010 - AIXTRON Aktiengesellschaft (ISIN DE000A0WMPJ6), a leading global provider of deposition equipment to the semiconductor industry, today announced the following preliminary and unaudited financial results for the full year ended December 31, 2009.

AIXTRON is scheduled to release its final FY/2009 results (including a Full year 2010 revenue and EBIT guidance), on Thursday, March 11, 2010.

Preliminary Key Financials

	2009	2008	+/-	Q4/09	Q4/08	+/-
(million EUR)			%			%
Revenues	302	274.4	10%	117	82.3	42%
Operating result (EBIT)	62	32.5	91%	33	7.4	346%
EBIT margin	20%	12%	8pp	28%	9%	19pp

AIXTRON Aktiengesellschaft

Management Board

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at:

www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

03.02.2010  Ad hoc announcement, Financial News and Media Release distributed by DGAP.

Media archive at www.dgap-medientreff.de and www.dgap.de

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Language:	English
Company:	AIXTRON AG
Kaiserstr. 98
52134 Herzogenrath
Deutschland
Phone:	+49 (241) 8909-444
Fax:	+49 (241) 8909-445
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ
Indices:	TecDAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr
in Berlin, München, Düsseldorf, Stuttgart; Terminbörse EUREX;
Foreign Exchange(s) Nasdaq

End of News                                     DGAP News-Service

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	February 3, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO